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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-09712
CUSIP NUMBER 911684108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

United States Cellular Corporation
Full Name of Registrant

N/A
Former Name if Applicable

8410 West Bryn Mawr
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60631
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on  Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-Q for the period ended June 30, 2006 could not be filed within the prescribed time period is set forth on Attachment A hereto.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven T. Campbell	773	399-8900
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒ Form 10-Q for the period ended March 31, 2006
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the tentative results of operations for the quarterly and year-to-date periods ended June 30, 2006 and a comparison of such results to a summary of the actual results of operations for the same periods ended June 30, 2005, as restated, and an explanation of material anticipated changes between such periods, are attached hereto as Attachment B. However, until the Form 10-Q for the period ended June 30, 2006 is filed, there can be no assurance that the final results will not differ materially from such tentative results. Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement is attached hereto as Attachment C.

United States Cellular Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2006	By	/s/ Steven T. Campbell
Steven T. Campbell
Vice President and Controller
(Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

PART III — NARRATIVE

United States Cellular Corporation (“U.S. Cellular”) is unable to file a timely quarterly report on Form 10-Q for the period ended June 30, 2006 for the reasons set forth below.

U.S. Cellular and its audit committee concluded on November 9, 2005, that U.S. Cellular would amend its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2004 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2004, including quarterly information for 2004 and 2003, and certain selected financial data for the years 2001 and 2000. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q (“Form 10-Q”) for the quarterly periods ended March 31, 2005 and June 30, 2005 to restate the financial statements and financial information included therewith. U.S. Cellular also delayed the filing of its Form 10-Q for the period ended September 30, 2005.

The restatements and Form 10-Q for the quarter ended September 30, 2005 were filed with the Securities and Exchange Commission (“SEC”) on April 26, 2006. It was necessary for U.S. Cellular to complete and file the aforementioned restatements and its Form 10-Q for the period ended September 30, 2005 before it could complete and file its Form 10-K for the year ended December 31, 2005 or its Form 10-Q for the period ended March 31, 2006. The Form 10-K for the year ended December 31, 2005 was filed with the SEC on July 28, 2006. The Form 10-Q for the period ended March 31, 2006 is expected to be filed with the SEC as soon as possible.  It is necessary for U.S. Cellular to complete and file such Form 10-Q for the period ended March 31, 2006 before it can complete and file its Form 10-Q for the period ended June 30, 2006. Such Form 10-Q for the period ended June 30, 2006 is due on August 9, 2006, but can be extended to August 14, 2006 by filing Form 12b-25 with the SEC on or prior to August 10, 2006. Although a Form 12b-25 is being filed by U.S. Cellular on or prior to August 10, 2006, U.S. Cellular does not expect that its Form 10-Q for the period ended June 30, 2006 will be completed and filed by the extended due date of August 14, 2006. Accordingly, U.S. Cellular expects that its Form 10-Q for the period ended June 30, 2006 will not be filed on a timely basis. U.S. Cellular expects to file such Form 10-Q as soon as possible after its Form 10-Q for the period ended March 31, 2006 is filed.

Management expects the material weaknesses that existed as of December 31, 2005 and are described below will continue to exist as of March 31, 2006 and June 30, 2006. As management completes its evaluation of internal control over financial reporting for the 2006 annual consolidated financial statements, additional control deficiencies may be identified and those control deficiencies may represent one or more additional material weaknesses.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  Management identified the following material weaknesses in internal control over financial reporting as of December 31, 2005:

1.               U.S. Cellular did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the financial reporting requirements and the complexity of U.S. Cellular’s operations and transactions. Further, U.S. Cellular did not have a sufficient number of qualified personnel to create, communicate and apply accounting policies and procedures in compliance with accounting principles generally accepted in the United States of America (GAAP).  This control deficiency contributed to the material weaknesses discussed in item 2 and item 3 below and the restatement of U.S. Cellular’s annual consolidated financial statements for 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2005, as well as adjustments, including audit adjustments, to the 2005 third quarter interim consolidated financial statements and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

2.               U.S. Cellular did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities. Specifically, U.S. Cellular did not have effective controls designed and in place to accurately calculate income tax expense and income tax payable, monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency resulted in the restatement of U.S. Cellular’s annual consolidated financial statements for 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2005, as well as adjustments, including audit adjustments, to the 2005 third quarter interim consolidated financial statements and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

3.               U.S. Cellular did not maintain effective controls over the complete and accurate recording of leases. Specifically, effective controls were not designed and in place to ensure the accuracy of lease information, the use of appropriate lease terms including renewal option periods, calculation of rent expense on a straight-line basis for leases with escalation clauses and the complete and accurate accumulation of future lease commitments in conformity with GAAP.  This control deficiency affected rent expense, deferred liabilities and related lease disclosures and resulted in an audit adjustment to the disclosure of future minimum rental payments reflected in the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

Management has excluded the Kansas and Nebraska wireless markets (“markets”) acquired from a subsidiary of ALLTEL Corporation from its assessment of internal control over financial reporting as of December 31, 2005 because the markets were acquired by U.S. Cellular in a purchase business combination during December 2005. The markets are wholly owned subsidiaries whose total assets and total revenues represent 3.2% and 0.1%, respectively, of the corresponding balances reflected in the consolidated financial statements as of and for the year ended December 31, 2005.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

Prior to the identification of the material weaknesses described above, U.S. Cellular had begun the following processes to enhance its internal control over financial reporting:

•                  Controller Review Committee

o                 The Controller Review Committee was formed in the fourth quarter of 2004 and consists of TDS’s Corporate Controller and Assistant Corporate Controller, U.S. Cellular’s Controller and TDS Telecom’s Chief Financial Officer.  The Committee meets regularly to discuss accounting treatment for current, unusual or nonrecurring matters. In addition, the Committee engaged external consultants to provide technical accounting training related to current accounting developments on a quarterly basis.  TDS provides shared services to U.S. Cellular including assistance on technical accounting issues and external financial reporting.

•                  Enhancements and additions to technical accounting personnel

o                 TDS — a Vice President and Assistant Corporate Controller was hired in the second quarter of 2005; a Manager, Accounting and Reporting was added in the second quarter of 2005 and a Manager, External Reporting was added in the third quarter of 2005. TDS provides shared services to U.S. Cellular including assistance on technical accounting issues and external financial reporting.

o                 U.S. Cellular — a Vice President and Controller was hired in the second quarter of 2005 and was designated as U.S. Cellular’s principal accounting officer in the third quarter of 2005; a Director, Operations Accounting was hired in the second quarter of 2005 and a Manager, Accounting Policy was added in the first quarter of 2005.

U.S. Cellular believes the above changes have improved its internal control over financial reporting.

Management is currently addressing each of the material weaknesses in internal control over financial reporting and is committed to remediating them as expeditiously as possible. Further, management is undertaking a multi-year program to improve and increase automation of financial reporting and other finance functions. Management will devote significant time and resources to the remediation effort. Management’s remediation plans include the following:

•                  Review of Existing Internal Control Over Financial Reporting — U.S. Cellular has engaged external consultants to assist in reviewing its existing internal control over financial reporting with the intent of improving the design and operating effectiveness of controls and processes. Such improvements will include the development and enhancement of written accounting policies and procedures as well as communication thereof. In addition, management has currently enhanced controls related to certain of the items that resulted in the restatement of U.S. Cellular’s interim and annual consolidated financial statements as discussed above.

•                  Training — Management has engaged external consultants to assist U.S. Cellular in developing and implementing a training program specific to the needs of accounting personnel.

•                  Recruiting — U.S. Cellular made several key additions to its technical accounting personnel in 2005, as discussed above. In addition, U.S. Cellular has added, and is actively recruiting to fill, several new director, manager and staff level positions which will enhance the overall level of technical expertise and enable improvements in controls and processes. In the second quarter of 2006, U.S. Cellular hired a new Director, Accounting Policy and Reporting.

•                  Financial Infrastructure — In late 2005, the Finance Leadership Team, consisting of key finance leaders from each of TDS’s business units and Corporate headquarters, commenced a Financial Infrastructure initiative. This multi-year initiative is focused on longer-term improvements in key financial processes and support systems, with an emphasis on simplification of the financial reporting structure, automation, preventive controls versus detective controls, and system-based controls versus manual controls.

•                  Income Tax Accounting — TDS provides shared services to U.S. Cellular including assistance with accounting for income taxes. TDS has engaged external tax advisors to assist in enhancing controls with respect to monitoring the difference between the income tax basis and financial reporting basis of assets and liabilities and reconciling the difference to the deferred income tax asset and liability balances. The scope of this project encompasses controls over income taxes on a TDS enterprise-wide basis, including U.S. Cellular. In addition, TDS is in the process of implementing a tax provisioning software which it believes will enhance its internal controls related to income taxes on a TDS enterprise-wide basis, including U.S. Cellular.

•                  Leases — In 2005, U.S. Cellular began implementation of a new real estate management system.  Implementation of additional system functionality and related supporting processes and procedures in 2006 will enhance controls related to the administration, accounting and reporting for leases, including controls related to the accuracy, completeness and disclosure of future minimum rental payments and the calculation of straight-line rent expense.

U.S. Cellular’s management and audit committee have discussed the matters in this Form 12b-25 with U.S. Cellular’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Reference is made to U.S. Cellular’s Form 8-K dated August 9, 2006 and press release filed therewith for further information.

Attachment B

PART IV — OTHER INFORMATION

Item (3):  Summary of the tentative unaudited results of operations for the quarterly and year-to-date periods ended June 30, 2006 and June 30, 2005, as restated, and explanation of any material anticipated changes between such periods:

	Three months ended June 30		Six months ended June 30
($ in millions)	2005 As Restated	2006 Preliminary Range of Amounts	2005 As Restated	2006 Preliminary Range of Amounts
Operating Revenue	$742.0	$835 to 855	$1,453.0	$1,660 to 1,700
Operating Income	$66.9	$70 to 90	$106.4	$135 to 165

The increase in operating revenues is related primarily to an increase in the number of wireless customers served. The increase in operating income is primarily due to higher operating revenues and lower operating expenses as a percent of service revenues. There can be no assurance that final results will not differ materially from these preliminary results.

On July 28, 2006, U.S. Cellular updated the following guidance for the year ended December 31, 2006. There can be no assurance that final results will not differ materially from this guidance.

Net Retail Customer Additions	370,000 — 400,000

Service Revenues	approximately $3.2 billion

Operating Income	$250 - $300 million

Depreciation, Amortization & Accretion	$585 million

Capital Expenditures	$580 - $610 million

Attachment C

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SAFE HARBOR CAUTIONARY STATEMENT

This Form 12b-25 contains statements that are not based on historical fact, including the words “believes,” “anticipates,” “intends,” “expects,” and similar words. These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•            Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular’s revenues or increase its costs to compete.

•            Consolidation in the telecommunications industry could adversely affect U.S. Cellular’s revenues and increase its costs of doing business.

•            Advances or changes in telecommunications technology, such as Voice over Internet Protocol or WiMAX, could render certain technologies used by U.S. Cellular obsolete, could reduce U.S. Cellular’s revenues or could increase its costs of doing business.

•            Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any regulatory requirements could adversely affect U.S. Cellular’s financial condition, results of operations or ability to do business.

•            Changes in U.S. Cellular’s enterprise value, changes in the supply or demand of the market for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of U.S. Cellular’s license costs, goodwill and/or physical assets.

•            Early redemptions of debt or repurchases of debt, issuances of debt, changes in prepaid forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular’s most recent Annual Report on Form 10-K, as updated by Quarterly Reports on Form 10-Q, to be different from the amounts actually incurred.

•            Changes in accounting standards or U.S. Cellular’s accounting policies, estimates and/or in the assumptions underlying the accounting estimates , could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular’s financial condition, results of operations or ability to do business.

•            Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses and/or expansion of U.S. Cellular’s business could have an  adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            Changes in various business factors could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            A significant portion of U.S. Cellular’s revenues is derived from customers who buy services through independent agents and dealers who market U.S. Cellular’s services on a commission basis.  If U.S. Cellular’s relationships with these agents and dealers are seriously harmed, its wireless revenues could be adversely affected.

•            U.S. Cellular’s investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that U.S. Cellular expects.

•            An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular, and/or changes in roaming rates and the lack of standards and roaming agreements for wireless data products, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            Changes in access to content for data or video services and access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            A failure by U.S. Cellular’s service offerings to meet customer expectations could limit U.S. Cellular’s ability to attract and retain customers and have an adverse effect on U.S. Cellular’s operations.

•            A failure by U.S. Cellular to complete significant network build-out and system implementation as part of its plans to build out new markets and improve the quality and capacity of its network could have an adverse effect on its operations.

•            A failure by U.S. Cellular’s business to acquire adequate radio spectrum could have an adverse effect on U.S. Cellular’s business and operations.

•            Financial difficulties of U.S. Cellular’s key suppliers or vendors, or termination or impairment of U.S. Cellular’s relationship with such suppliers or vendors, could result in a delay or termination of U.S. Cellular’s receipt of equipment or services, which could adversely affect U.S. Cellular’s business and results of operations.

•            An increase of U.S. Cellular’s debt in the future could subject U.S. Cellular to various restrictions and higher interest costs and decrease its cash flows and earnings.

•            An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            U.S. Cellular has significant investments in entities that it does not control.  Losses in the value of such investments could have an adverse effect on U.S. Cellular’s results of operations or financial condition.

•            Changes in guidance or interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•            Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development and acquisition programs.

•            Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            War, conflicts, hostilities and/or terrorist attacks or equipment failure, power outages, natural disasters or breaches of network or information technology security could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            Material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            The pending SEC investigation regarding the restatement of U.S. Cellular’s financial statements could result in substantial expenses, and could result in monetary or other penalties.

•            The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            U.S. Cellular’s assets are concentrated in the U.S. telecommunications industry.  As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•            As U.S. Cellular continues to implement its strategies, there are internal and external factors that could impact its ability to successfully meet its objectives.

•            Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from U.S. Cellular’s forward estimates by a material amount.

•            The market price of U.S. Cellular’s Common Shares is subject to fluctuations due to a variety of factors.

•            Certain matters, such as control by TDS and provisions in the U.S. Cellular restated certificate of incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

•            There are potential conflicts of interests between TDS and U.S. Cellular.

You are referred to a further discussion of these risks as set forth under “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2005. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  Readers should evaluate any statements in light of these important factors.